UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

TEXAS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

882491103

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 882491103
1	NAME OF REPORTING PERSONS Dennis A. Johnson, CFA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 Common Shares*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 1,000 Common Shares*
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*	See Item 5 hereof

  This statement amends the Schedule 13D, dated November 7, 2008 (the “Schedule 13D”), as amended by Amendment No. 1, dated January 21, 2009, Amendment No. 2, dated May 4, 2009, Amendment No. 3, dated May 15, 2009 and Amendment No. 4, dated June 29, 2009, filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership, Shamrock Activist Value Fund III, L.P., a Delaware limited partnership, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, CFA, an individual (“Mr. Johnson”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF and SAVF IV (the “General Partner”) and Shamrock Partners Activist Value Fund, L.L.C. (“Shamrock Partners”), a Delaware limited liability company, and as further amended by Amendment No. 5, dated July 2, 2009, Amendment No. 6, dated July 13, 2009, Amendment No. 7, dated July 21, 2009, Amendment No. 8, dated August 4, 2009 and Amendment No. 9, dated October 26, 2009, filed by SAVF, Shamrock Activist Value Fund IV, L.P., a Delaware limited partnership (“SAVF IV,” and, together with SAVF, the “Shamrock Activist Value Fund”), Mr. Gold, Mr. Johnson, the General Partner and Shamrock Partners, with respect to the Common Stock, $1.00 par value per share (“Common Shares”), of Texas Industries, Inc., a Delaware corporation (the “Company”). Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 are collectively referred to herein as the “Amended Schedule 13D.” Capitalized terms used and not defined in this Amendment No. 10 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Amended Schedule 13D.

1. ITEM 2 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

ITEM 2.	Identity and Background.

(a)-(c), (f). The Reporting Persons are: (i) SAVF, (ii) SAVF IV, (iii) Mr. Gold, (iv) Mr. Johnson, (v) the General Partner and (vi) Shamrock Partners (“Shamrock Partners”, and together with SAVF, SAVF IV, Mr. Gold, Mr. Johnson and the General Partner, the “Reporting Persons”). The principal business of the Shamrock Activist Value Fund is investing in the securities of publicly traded small and micro-cap companies in the United States. The principal business of the General Partner is acting as general partner of the Shamrock Activist Value Fund, and the principal business of Shamrock Partners is acting as the managing member of the General Partner.

  The managing members of Shamrock Partners are Shamrock Holdings of California, Inc., a California corporation (“SHOC”), and Mr. Gold, who also is the President of SHOC. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States and Israel.

  The Roy Disney Trust and the Patricia Disney Trust each owns 50% of the common stock of SHI. Mr. Gold is the sole trustee of each of the Roy Disney Trust and the Patricia Disney Trust.

  The principal executive offices of the Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are located at 4444 W. Lakeside Drive, Burbank, California 91505.

  The business address of each of the persons listed below is 4444 W. Lakeside Drive, Burbank, California 91505. The names and principal occupation or employment of the directors, executive officers and controlling persons of the Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Name	Principal Occupation Or Employment

Abigail E. Disney	Vice Chairman of the Board of Directors of SHI and Executive Vice President of SHOC; investor.

Roy Patrick Disney	Director of SHI; investor.

Susan Disney Lord	Director of SHI; investor.

Timothy J. Disney	Vice Chairman of the Board of Directors of SHI; investor.

Stanley P. Gold	Director and President of SHI and SHOC. Director, President and Managing Director of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a subsidiary of SHOC that provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 W. Lakeside Drive, Burbank, CA 91505. Managing Member and President of Shamrock Partners.

Dennis A. Johnson, CFA	Managing Director of SCA; Vice President of Shamrock Partners; portfolio manager of the Shamrock Activist Value Fund.

Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA. Director and Vice President of SHOC. Vice President of Shamrock Partners.

Gregory S. Martin	Chief Financial Officer of SHOC, SHI, SCA and Shamrock Partners.

  All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF and SAVF IV are controlled by the General Partner. As a result, each of SAVF and SAVF IV may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Common Shares beneficially owned for such purposes by the other. Each of SAVF and SAVF IV disclaims beneficial ownership of any Common Shares owned by the other.

  SAVF is the owner of 2,038,575 Common Shares, which represents approximately 7.4% of the issued and outstanding Common Shares. SAVF IV is the owner of 787,981 Common Shares, which represents approximately 2.8% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund collectively owns 2,826,556 Common Shares, which represents approximately 10.2% of the issued and outstanding Common Shares.

  Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner, which in turn is the general partner of each of SAVF and SAVF IV. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Gold disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Dennis A. Johnson, Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

  Mr. Johnson is a Managing Director of SCA, a Vice President of Shamrock Partners, and the portfolio manager of the Shamrock Activist Value Fund, and as such has primary responsibility for portfolio investment decisions relating to the Shamrock Activist Value Fund. As a result, Mr. Johnson may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Johnson disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Stanley P. Gold, Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

  In connection with his services as a non-employee director of the Company, Mr. Johnson was granted 1,000 shares of Restricted Stock (as defined below) on January 13, 2010, as further described below in Item 6. Each of the other Reporting Persons listed above disclaims beneficial ownership of such shares of Restricted Stock, except to the extent of their respective pecuniary interests therein, if any.

  As the general partner of the Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 2,826,556 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 10.2% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 2,826,556 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 10.2% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 2,826,556 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners identified in response to Item 2 may be deemed to beneficially own the 2,826,556 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act.

  The percentages of ownership figures set forth above and in this response to Items 5(a) and 5(b) assumes that 27,745,994 Common Shares were outstanding as of January 13, 2010, based on the number of Common Shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 7, 2010.

(c) Except for the 1,000 shares of Restricted Stock granted to Mr. Johnson described above, the Reporting Persons have not effected any transactions in the Common Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

3. ITEM 6 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Mr. Johnson was granted 1,000 shares of restricted common stock of the Company (the “Restricted Stock”) on January 13, 2010, in connection with his service as a non-employee director of the Company. The grant was made pursuant to a Non-Employee Directors Restricted Stock Agreement, dated January 13, 2010, between the Company and Mr. Johnson, a copy of which is attached as Exhibit 9 and is incorporated into this Item 6 by this reference. The Restricted Stock is subject to vesting and forfeiture under certain circumstances, as specified in such Non-Employee Directors Restricted Stock Agreement.

4. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 9	—	Non-Employee Directors Restricted Stock Agreement, effective as of January 13, 2010, between the Company and Dennis A. Johnson.

	—	Joint Filing Agreement, dated July 2, 2009, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 7 to Amendment No. 5 to the Schedule 13D relating to the Common Shares of the Company filed July 2, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

	—	Power of Attorney, dated January 21, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D relating to the Common Shares of the Company filed January 21, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January	15, 2010

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson, CFA
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND IV, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson, CFA
	Title:	Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson, CFA

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson, CFA
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson, CFA
	Title:	Vice President

Exhibit Index

Document

Exhibit 9	—	Non-Employee Directors Restricted Stock Agreement, effective as of January 13, 2010, between the Company and Dennis A. Johnson.

	—	Joint Filing Agreement, dated July 2, 2009, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 7 to Amendment No. 5 to the Schedule 13D relating to the Common Shares of the Company filed July 2, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

	—	Power of Attorney, dated January 21, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D relating to the Common Shares of the Company filed January 21, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).